UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Risk-Adjusted Capital Ratio Based on the Basel 2 Standards for the First Quarter Ended June 30, 2008

Tokyo, August 14, 2008 — Mitsubishi UFJ Financial Group, Inc. hereby announces the risk-adjusted capital ratio based on the Basel 2 standards for the first quarter ended June 30, 2008 as stated below.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(in billions of yen)

	As of June 30, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio **	10.73%	11.19%
(2) Tier 1 ratio	7.33%	7.60%
(3) Tier 1 capital	8,120.2	8,293.7
(4) Qualified Tier 2 capital	4,303.1	4,441.8
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	544.1	519.7
(7) Net qualifying capital (3) + (4) + (5) – (6)	11,879.2	12,215.8
(8) Risk-adjusted assets	110,659.3	109,075.6
(9) Required Capital *	8,852.7	8,726.0

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

(in billions of yen)

	As of June 30, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	10.78%	11.20%
(2) Tier 1 ratio	7.18%	7.43%
(3) Tier 1 capital	6,877.6	7,037.5
(4) Qualified Tier 2 capital	3,816.4	3,917.5
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	361.6	344.1
(7) Net qualifying capital (3) + (4) + (5) – (6)	10,332.4	10,611.0
(8) Risk-adjusted assets	95,766.3	94,686.8
(9) Required Capital *	7,661.3	7,574.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

(in billions of yen)

	As of June 30, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	12.31%	13.13%
(2) Tier 1 ratio	9.56%	9.94%
(3) Tier 1 capital	1,258.9	1,248.9
(4) Qualified Tier 2 capital	404.3	442.5
(5) Qualified Tier 3 capital	—	—
(6) Deductions from total qualifying capital	42.5	41.3
(7) Net qualifying capital (3) + (4) + (5) – (6)	1,620.7	1,650.2
(8) Risk-adjusted assets	13,156.9	12,565.1
(9) Required Capital *	1,052.5	1,005.2

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(in billions of yen)

	As of June 30, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	10.97%	11.44%
(2) Tier 1 ratio	7.35%	7.65%
(3) Tier 1 capital	6,370.9	6,467.5
(4) Net qualifying capital	9,508.9	9,675.8
(5) Risk-adjusted assets	86,609.8	84,508.5
(6) Required Capital *	6,928.7	6,760.6

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(in billions of yen)

	As of June 30, 2008	As of March 31, 2008
(1) Risk-adjusted capital ratio ***	12.22%	12.87%
(2) Tier 1 ratio	9.34%	9.55%
(3) Tier 1 capital	1,210.6	1,192.8
(4) Net qualifying capital	1,584.7	1,607.2
(5) Risk-adjusted assets	12,961.4	12,483.9
(6) Required Capital *	1,036.9	998.7

Notes	*	8% of total risk-adjusted assets
	**	Risk-adjusted capital ratio of Mitsubishi UFJ Financial Group, Inc. is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
	***	Risk-adjusted capital ratio of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-6770